Exhibit 99.2

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MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON DECEMBER 28, 2022

Reference is made to the circular (the “Circular”) of MINISO Group Holding Limited (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated October 19, 2022 and the announcement in relation to the change of date of the AGM dated November 29, 2022 (the “Announcement”). Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular, the Notice and the Announcement.

The board of directors (the “Board”) of the Company is pleased to announce that at the Adjourned AGM held on December 28, 2022, the Notice of which was given to the Shareholders on October 19, 2022, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the Adjourned AGM are as follows:

			NUMBER OF VOTES CAST
ORDINARY RESOLUTIONS			AND PERCENTAGE (%)
			FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended June 30, 2022 and the reports of the directors and auditor thereon.		962,240,384 (99.999519%)	4,628 (0.000481%)

2.	(A)	To re-elect the following persons as the directors of the Company (the “Directors”):

		(i) To re-elect Mr. Li Minxin as an executive Director.	890,143,644	72,096,792
			(92.507404%)	(7.492596%)

		(ii) To re-elect Mr. Zhang Saiyin as an executive Director.	883,278,988	78,959,120
			(91.794222%)	(8.205778%)

	(B)	To authorise the board of Directors to fix the remuneration of the Directors.	953,120,636	9,125,260
			(99.051671%)	(0.948329%)

			NUMBER OF VOTES CAST
ORDINARY RESOLUTIONS			AND PERCENTAGE (%)
			FOR	AGAINST
3.	To re-appoint KPMG as auditor of the Company and authorise the board of Directors to fix its remuneration for the year ending June 30, 2023.		962,246,008	56,320
			(99.994147%)	(0.005853%)

4.	(A)	To grant a general mandate to the Directors to allot, issue and/or otherwise deal with additional shares not exceeding 20% of the total number of issued shares of the Company as at the date of passing this resolution.	818,217,896	144,081,308
			(85.027390%)	(14.972610%)

	(B)	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the total number of issued shares of the Company as at the date of passing this resolution.	962,156,492	8,928
			(99.999072%)	(0.000928%)

	(C)	Conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B), to extend the authority given to the Directors pursuant to ordinary resolution numbered 4(A) to issue shares by adding to the number of shares of the Company which may be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares repurchased under ordinary resolution numbered 4(B).	794,771,124	167,390,688
			(82.602647%)	(17.397353%)

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 4, such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the Adjourned AGM, the total number of issued Shares was 1,266,986,555 Shares.

(c)	There was no Shareholder that was required to abstain from voting in respect of the resolutions at the Adjourned AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the Adjourned AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the Adjourned AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions at the Adjourned AGM was 1,266,986,555 Shares as at the date of the Adjourned AGM.

(e)	The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the Adjourned AGM.

(f)	All Directors, namely Mr. Ye Guofu, Mr. Li Minxin, Mr. Zhang Saiyin, Ms. Xu Lili, Mr. Zhu Yonghua and Mr. Wang Yongping have attended the Adjourned AGM.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, December 28, 2022

As of the date of this announcement, the Board comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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